Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                December 4, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



         Re:                        FT 9039
                         Clean Energy Portfolio Series
                                 (the "Trust")
                      CIK No. 1822597 File No. 333-249668
________________________________________________________________________________



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
_______

      1. UIT FILINGS SHOULD BRIEFLY DESCRIBE THEIR INDEMNIFICATION PROVISIONS RELATING TO OFFICERS, DIRECTORS, ETC. IN THE REGISTRATION STATEMENT AS REQUIRED BY RULE 484 (IN ADDITION TO PROVIDING THE UNDERTAKING).

      Response:  Please  refer  to  the  bullet  points under the section of the prospectus entitled "Expenses and Charges" where the Trust identifies circumstances under which the Trust may indemnify the Trustee and/or Sponsor of the Trust.

Portfolio
_________

      2. THE TRUST SHOULD DESCRIBE THE CRITERIA IT USES IN DETERMINING WHAT ISSUERS IT CONSIDERS TO HAVE CLEAN ENERGY CHARACTERISTICS, CONSISTENT WITH ITS CHOSEN CLEAN ENERGY DEFINITION/FOCUS. THE DISCLOSURE SHOULD INCLUDE WHETHER THE TRUST SELECTS INVESTMENTS BY REFERENCE TO, FOR EXAMPLE: (1) A CLEAN ENERGY INDEX; (2) A THIRD-PARTY RATING ORGANIZATION; (3) A PROPRIETARY SCREEN AND THE FACTORS THE SCREEN APPLIES; OR (4) A COMBINATION OF THE ABOVE METHODS. THE TRUST SHOULD ALSO DESCRIBE ITS DUE DILIGENCE PRACTICES IN APPLYING ITS SCREENING CRITERIA TO PORTFOLIO COMPANIES (E.G., DOES IT PERFORM ITS OWN INDEPENDENT
ANALYSIS OF ISSUERS, OR DOES IT RELY EXCLUSIVELY ON THIRD PARTY SCREENS?). LASTLY, PLEASE EXPLAIN (1) WHETHER THE TRUST'S CLEAN ENERGY CRITERIA ARE APPLIED TO EVERY INVESTMENT IT MAKES, OR ONLY TO SOME OF ITS INVESTMENTS; AND (2) WHETHER CLEAN ENERGY IS THE EXCLUSIVE FACTOR CONSIDERED, OR WHETHER IT IS ONE OF SEVERAL FACTORS. THE STAFF BELIEVES IT WOULD BE THE LATTER OF (2) FOR THIS TRUST.

      Response:  In  accordance  with  the Staff's comment, the section entitled
"Portfolio Selection Process" will be replaced in its entirety with the following:

      "The Trust invests in clean energy common stocks, which are common stocks of companies that are involved in the development, manufacturing, distribution and/or installation of clean energy technologies in one of the following subsectors: Advanced Materials; Energy Intelligence; Energy Storage and Conversion; and Renewable Electricity Generation and Renewable Fuels.

      In assembling the initial universe of common stocks eligible for inclusion in the Trust's portfolio, the Sponsor primarily utilized the the NASDAQ(R) Clean Edge(R) Green Energy Index which is designed to track the performance of companies that are primarily manufacturers, developers, distributors and/or installers of clean energy technologies as described above and other clean energy indices. From the initial universe, a team of equity analysts at the Sponsor individually evaluated each common stock by examining the common stock's relative valuation and other qualitative factors such as third-party analyst ratings, competitive advantages and quality of management. Additionally, the Sponsor's analysts reviewed Bloomberg/Hoovers business or industry descriptions to ensure companies are identified as involved in the development, manufacturing, distribution or installation of clean energy technologies such as solar, wind, water, bioenergy, nuclear and hydrogen & fuel cells.

      All of the common stocks selected trade on a U.S. stock exchange and have adequate liquidity for investment. To ensure adequate liquidity, the Sponsor only selects those stocks that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust's purchases and/or redemption requirements.

      The selection process attempts to find the common stocks with the best prospects for above-average capital appreciation by identifying those that meet the Trust's investment objective, trade at attractive valuations, and, in Sponsor's opinion, are likely to exceed market expectations of future cash flows.

      The final portfolio is comprised of 30 approximately equally weighted clean energy common stocks."

      3. IF APPLICABLE, IN THE PRINCIPAL STRATEGIES, PLEASE IDENTIFY THE PROVIDER(S) THAT THE TRUST INTENDS TO USE, OR THE PRIMARY PROVIDERS IF THE TRUST INTENDS TO USE MULTIPLE THIRD PARTY PROVIDERS. PLEASE ALSO BRIEFLY SUMMARIZE EACH PROVIDERS' CRITERIA/METHODOLOGY IN COMING UP WITH THE CLEAN ENERGY COMPANIES. ALSO CONSIDER ANY RELATED PRINCIPAL RISKS TO THE TRUST 'S USE OF THIRD-PARTY DATA PROVIDERS, SINCE THE CRITERIA USED BY PROVIDERS CAN DIFFER SIGNIFICANTLY.

      Response: Please refer to the Trust's responses to comment 2 above and comment 6 below.

      4. PLEASE DISCLOSE IF THE TRUST IS CONCENTRATED IN ANY INDUSTRY OR GROUP OF INDUSTRIES.

      Response: If the Trust is concentrated in any industry or group of industries based on its final portfolio, appropriate disclosure will be added to the Trust's prospectus.

      5. THE STAFF NOTES THAT THE "ADDITIONAL PORTFOLIO CONTENTS" SECTION PROVIDES THAT THE TRUST HAS EXPOSURE TO "EMERGING MARKET COMPANIES." PLEASE SPECIFY THE TYPES OF SECURITIES OF EMERGING MARKET COMPANIES THAT THE TRUST
INVESTS IN (I.E., WHETHER JUST COMMON STOCKS OR FIXED INCOME AS WELL). IF IT INCLUDES FIXED INCOME, PLEASE REVISE THIS DISCLOSURE ACCORDINGLY.

      Response:   In   accordance  with  the  Staff's  comment,  the  referenced
disclosure will be revised to reflect that the Trust will only have exposure to common stocks of emerging market companies.

Risk Factors
____________

      6. PLEASE CONSIDER WHETHER RISK DISCLOSURE RELATED TO THE TRUST'S USE OF ONE OR MORE THIRD PARTY DATA PROVIDERS IS APPROPRIATE, SINCE THE CRITERIA USED BY PROVIDERS CAN DIFFER SIGNIFICANTLY.

      Response: Please note that the Sponsor's analysts make the final determination regarding the securities in the Trust's portfolio and only rely in part on third-party information. In other words, while the Sponsor starts with selecting stocks from clean energy indices, the Sponsor conducts its own due diligence to select the final portfolio for the Trust as described in the revised disclosure under the section entitled "Portfolio Selection Process." As such, the Trust believes that the risks, as currently presented, are appropriate for investor comprehension.

      7. PLEASE CONSIDER WHETHER THE RISK FACTORS SHOULD INCLUDE AN ENERGY INDUSTRY RISK.

      Response: If the Trust is concentrated in the industry or group of industries comprising the energy sector, appropriate disclosure will be added to the Trust's prospectus.

      8.  THE  LAST SENTENCE OF THE FIRST PARAGRAPH OF THE PRICE VOLATILITY RISK
PROVIDES: "IN ADDITION, COMMON STOCK PRICES MAY BE PARTICULARLY SENSITIVE TO RISING INTEREST RATES, AS THE COST OF CAPITAL RISES AND BORROWING COSTS INCREASE." PLEASE CONSIDER REVISING THIS DISCLOSURE TO BETTER ACCOUNT FOR HOW INTEREST RATES IMPACT COMMON STOCKS (E.G., THE COST OF CAPITAL RISES AND BORROWING COSTS INCREASE FOR THE ISSUER OF THE COMMON STOCK, THEREFORE, SUCH COSTS COULD IMPACT THE ISSUER'S BOTTOM LINE).

      Response: The disclosure will be revised in accordance with the Staff's comment.

      9. THE STAFF NOTES THAT THE RISK FACTORS INCLUDE A "DIVIDENDS" RISK. IF INVESTING IN DIVIDEND-PAYING COMMON STOCKS IS A CRITERION FOR INCLUSION OF A SECURITY IN THE TRUST'S PORTFOLIO, PLEASE DISCLOSE THE SAME IN THE STRATEGY DISCLOSURE OF THE PROSPECTUS.

      Response: Please note that the payment of dividends is not a part of the Trust's selection criteria, however the Trust believes that the disclosure in the "Dividends" risk is applicable to issuers of common stocks in general and appropriate for investor comprehension.

      10. THE STAFF NOTES THAT THE RISK FACTORS INCLUDE A "CLEAN ENERGY" RISK. PLEASE ALSO ADD DISCLOSURE SPECIFIC TO EACH OF THE CLEAN ENERGY CLASSIFICATIONS DESCRIBED IN THE TRUST'S STRATEGY DISCLOSURE.

      Response: Please note that the Trust believes the risk, as currently presented, addresses both the general risks of clean energy companies and the shared risks applicable to the specific types of companies described in the Trust's strategy disclosure. In addition, the "Clean Energy Companies Risk" will be replaced in its entirety with the following:

      "CLEAN ENERGY COMPANIES RISK. Renewable and alternative energy companies can be significantly affected by the following factors: obsolescence of existing technology, short product cycles,legislation resulting in more strict government regulations and enforcement policies, fluctuations in energy prices and supply and demand of alternative energy fuels, energy conservation, the success of exploration projects, the supply of and demand for oil and gas, world events and economic conditions. In addition, shares of clean energy companies have been significantly more volatile than shares of companies operating in other more established industries and the securities included in the Trust may be subject to sharp price declines. Clean energy companies may be highly dependent upon government subsidies and contracts with government entities and may be negatively affected if such subsidies or contracts are unavailable. Moreover, the price of crude oil, natural gas, electricity produced from traditional hydro power and that generated from nuclear power and
      possibly other as yet undiscovered energy   sources   could   potentially
      have a negative impact on the competitiveness of renewable energies. This industry is relatively nascent and under-researched in comparison to more established and mature sectors and should therefore be regarded as having greater investment risk."

      11. PLEASE RECONCILE THE REFERENCES TO SECURITIES BEING DIRECTLY LISTED ON A FOREIGN EXCHANGE IN THE "FOREIGN SECURITIES" RISK FACTOR WITH THE DISCLOSURE UNDER THE "PORTFOLIO SELECTION PROCESS" DISCLOSURE WHICH STATES THAT "ALL OF THE COMMON STOCKS SELECTED TRADE ON A U.S. STOCK EXCHANGE."

      Response:   In   accordance  with  the  Staff's  comment,  the  referenced
disclosure in the "Foreign Securities" risk will be deleted from the Trust's prospectus.

      12.  PLEASE  EXPLAIN THE RELEVANCE OF INVESTING IN DEBT SECURITIES TO THIS
TRUST  OR  REMOVE  REFERENCES  TO  DEBT SECURITIES FROM THE "FOREIGN SECURITIES"
RISK.

      Response:   In   accordance  with  the  Staff's  comment,  the  referenced
disclosure in the "Foreign Securities" risk will be deleted from the Trust's prospectus.

      13. THE STAFF NOTES THAT THE FIRST SENTENCE OF THE SECOND PARAGRAPH OF THE "FOREIGN SECURITIES" RISK MAKES REFERENCE TO "SIMILARLY STRUCTURED SECURITIES" IN RELATION TO ADRS. PLEASE SPECIFY THE TYPES OF SIMILARLY STRUCTURED SECURITIES THE TRUST HAS EXPOSURE TO, THOUGH IT DOES NOT APPEAR FROM THE STRATEGY DISCLOSURE THAT THERE ARE ANY OTHER TYPES OF SIMILARLY STRUCTURED SECURITIES IN THE TRUST'S PORTFOLIO.

      Response:   In   accordance  with  the  Staff's  comment,  the  referenced
disclosure in the "Foreign Securities" risk will be deleted from the Trust's prospectus.

      14. PLEASE REVISE THE "EMERGING MARKETS" RISK TO INCLUDE THAT THE RIGHTS AND REMEDIES ASSOCIATED WITH EMERGING MARKET INVESTMENTS SECURITIES MAY BE DIFFERENT THAN THOSE AVAILABLE FOR INVESTMENTS IN DEVELOPED MARKETS. ALSO, IF THE TRUST HAS SIGNIFICANT INVESTMENTS IN CHINA, PLEASE ADD A CHINA RISK.

      Response: The disclosure will be revised in accordance with the Staff's comment. Moreover, if the Trust has significant exposure to investments in China, appropriate disclosure will be added to the prospectus.

      15. THE STAFF NOTES THAT THE RISK FACTORS INCLUDE BOTH A "SMALL AND/OR MID CAPITALIZATION COMPANIES" RISK AND A "LARGE CAPITALIZATION COMPANIES" RISK. PLEASE CONSIDER NOTING IN THE STRATEGY THAT THE TRUST CAN INVEST IN COMPANIES OF ANY MARKET CAPITALIZATION SIZE.

      Response:   Please  refer  to  the  disclosure  in  the  section  entitled
"Additional Portfolio Contents" where the Trust discloses that it has exposure to companies with various market capitalizations.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                          Very truly yours,

                                          CHAPMAN AND CUTLER LLP


                                          By /s/ Daniel J. Fallon
                                             ____________________
                                             Daniel J. Fallon